NEWS RELEASE

Canarc Enters Option and Joint Venture Agreement with EXMIN Resources to Extend Land Holdings of Santiago Gold Project, Mexico

Vancouver, Canada – September 20, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces an option and joint venture agreement with EXMIN Resources Inc. (TSXV: EXM) to extend the land holdings of Canarc’s Santiago Gold Project located in the Batopilas district, Chihuahua state, Mexico.

Canarc can acquire up to a 75% interest in a 791 hectare portion of EXMIN’s Huimayvo concession (hereafter termed the “Santiago Fraction”), which surrounds the 171 hectare Santiago Gold Project, by issuing 15,000 common shares (subject to regulatory approvals), paying US$25,000 after 1 year and spending up to US$1 million over up to 5 years.  After vesting, Canarc and EXMIN will form a joint venture to continue the exploration and development of the Santiago Fraction.

The Santiago Gold Project covers two prominent iron oxide-silica-clay alteration zones, one of which (North Zone) surrounds eight parallel, gold-bearing, quartz-sulfide veins. Local infrastructure is good as the properties are road accessible and a state power line crosses the properties.

In March 2006, the SGM (Mexican Geological Survey) carried out a rock sampling program of the North Zone at Santiago and reported a 200 m long by 100 m wide by 70 m deep mineralized zone with potential to host 3.78 million tonnes grading 1.0 gpt gold and 20 gpt silver (not a resource). (This target is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the delineation of a mineral resource). The North Zone alteration has been traced for over 400 m in length and the better potential might be the high grade veins contained within it rather than the bulk tonnage, low grade potential.

Canarc geologists visited three of the eight known veins in the North Zone and channel sampling returned consistently high grade gold assays including 30.3 gpt gold over 2.3 m (0.88 opt over 7.5 ft) in the Veta Blanca, 7.0 gpt gold over 5.0 m (0.2 opt over 16.4 ft) in the Veta Tajos and 17.7 gpt gold over 2.5 m (0.52 opt over 8.2 ft) in the Veta Verde.

One of the prominent alteration zones trends onto the Santiago Fraction and may represent a high level extension of the high grade gold veins exposed at lower elevations on the Santiago properties.  An initial exploration program of geological mapping and rock sampling is now underway at the Santiago and newly acquired Santiago Fraction properties in order to delineate targets for drilling.

Bradford Cooke, Chairman and CEO, commented “We are delighted to extend our property holdings at Santiago and to have EXMIN as a partner. EXMIN owns a large portfolio of exploration and development projects in historic mining districts in Mexico such as Batopilas and their partners in Mexico include Industrias Penoles and Hochschild Mining.  The Santiago Gold Project is an integral part of Canarc’s new initiative to acquire high quality gold properties in Mexico.”

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed the SGM and Canarc data and visited the properties.  All rock samples were delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at BSI are determined by fire assay with an atomic absorption (AA) finish.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.